

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas
Floor 25
New York , NY 10018

   Re: Rigel Resource Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 28, 2023
     File No. 001-41022

Dear Jonathan Lamb:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to comment 1 of our letters dated December 22, 2022 and January 17, 2023. We are not able to locate your risk factor disclosure related to CFIUS in your proxy statement and therefore reissue our comment. We note that your sponsor is a Cayman limited liability company, and that the sole owner and managing member of your sponsor is a Cayman limited partnership with another Cayman limited partnership as its general partner. Please revise your disclosure to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign investment in the

United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Mies, Esq.